Exhibit 99.2

HUB Security Announces $3.3 Million Investment to Accelerate Corporate Growth

Tel Aviv, Israel – August, 19 2024 – HUB Cyber Security Ltd. (NASDAQ: HUBC), a developer of confidential computing cybersecurity solutions and advanced data fabric (“HUB Security” or the “Company”), is pleased to announce the successful completion of a $3.3 million private placement from non-U.S. investors.

This investment is in the form of convertible notes with a conversion price of $0.70 per share. As part of the transaction, the Company has also issued warrants with an exercise price of $1.00 per share.

In parallel, HUB Security is engaged in discussions to extend the maturity date of a $4.0 million principal note, originally due in August 2024, as part of its broader financial strategy.

Noah Hershcoviz, CEO of HUB, commented, “We are pleased to secure an investment from a group of esteemed investors who value our strategic vision and operational strengths. This capital will enable us to advance our growth initiatives and continue to deliver value to our stakeholders as we expand our market presence.”

For further information or inquiries, please contact:

info@hubsecurity.com

About HUB Security Ltd.

HUB Cyber Security Ltd (“HUB”) was established in 2017 by veterans of the elite intelligence units of the Israeli Defense Forces. The Company specializes in unique cyber security solutions protecting sensitive commercial and government information. The company debuted an advanced encrypted computing solution to prevent hostile intrusions at the hardware level while introducing a novel set of data theft prevention solutions. HUB Security operates in over 30 countries and provides innovative cybersecurity computing appliances and a wide range of cybersecurity services worldwide.

Forward-Looking Statements

This press release contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, including statements about the anticipated benefits of the transaction and the financial condition, results of operations, earnings outlook, and prospects of the combined company. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “future,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “seem,” “should,” “will,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of HUB Security, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties, or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by the HUB Security and the following: (i) significant uncertainty regarding the adequacy of HUB Security’s liquidity and capital resources and its ability to repay its obligations as they become due; (ii) the war between Israel and Hamas commenced in October 2023, and the potential expansion of hostilities to other fronts, which may harm Israel’s economy and HUB Security’s business; (iii) expectations regarding HUB Security’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and HUB Security’s ability to invest in growth initiatives and pursue acquisition opportunities; (iv) the outcome of any legal or regulatory proceedings against HUB Security in connection with our previously announced internal investigation or otherwise; (v) the ability to cure and meet stock exchange continued listing standards; (vi) competition, the ability of HUB Security to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (vii) limited liquidity and trading of HUB Security’s securities; (viii) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (ix) the possibility that HUB Security may be adversely affected by other economic, business, and/or competitive factors; (i) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in HUB Security’s Annual Report on Form 20-F filed on August 16, 2023.

Should one or more of these risks or uncertainties materialize, or should any of the assumptions made by the management of HUB Security prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the business combination or other matters addressed in this press release and attributable to HUB Security or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in the press release. Except to the extent required by applicable law or regulation, HUB Security undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release to reflect the occurrence of unanticipated events.

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